                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          Schedule 13D

           Under the Securities Exchange Act of 1934
                     (Amendment No. ____)*


                 Parallel Petroleum Corporation
                        (Name of Issuer)

                  Common Stock, $.01 Par Value

                 (Title of Class of Securities)

                           699157103

                         (CUSIP Number)

                        Joseph E. Canon
                     Dodge Jones Foundation
                      400 Pine, Suite 900
                     Abilene, Texas 79601
                         (915) 673-4052

    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                       February 22, 1999

    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                  (Continued on following pages)

CUSIP No. 699157103
                               13D




1. NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Julia Jones Matthews


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)                (a) ___
                                             (b)  x
                                                 ---

3. SEC USE ONLY




4. SOURCE OF FUNDS  (See Instructions)
                                  W C



5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)




6. CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.



    NUMBER OF         7.  SOLE VOTING POWER
     SHARES                    371,428
   BENEFICIALLY
     OWNED BY         8.  SHARED VOTING POWER
      EACH
    REPORTING         9.  SOLE DISPOSITIVE POWER
     PERSON                    371,428
      WITH
                      10. SHARED DISPOSITIVE POWER



11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               371,428


12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                               (See Instructions)                    x
                                                                    ---

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               2.00%

14.TYPE OF REPORTING PERSON (See Instructions)
                               I N

CUSIP No. 699157103
                               13D




1. NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               Dodge Jones Foundation


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                               (See Instructions)                (a) ___
                                                                 (b)  x
                                                                     ---

3. SEC USE ONLY



4. SOURCE OF FUNDS (See Instructions)
                               W C



5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)




6. CITIZENSHIP OR PLACE OF ORGANIZATION
          Texas

    NUMBER OF         7.  SOLE VOTING POWER
     SHARES
   BENEFICIALLY       8.  SHARED VOTING POWER
     OWNED BY
      EACH                     1,371,482
    REPORTING
     PERSON            9.  SOLE DISPOSITIVE POWER
      WITH
                      10.  SHARED DISPOSITIVE POWER

                               1,371,482


11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                               1,371,482


12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                               (See Instructions)                     x
                                                                     ---

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                               7.10%


14.TYPE OF REPORTING PERSON (See Instructions)


                               C O

Item 1.  Security  and  Issuer

     The class of securities to which this Schedule 13D (this
"Schedule") relates is the common stock, par value $.01 per share (the "Common Stock"), of Parallel Petroleum Corporation, a Delaware corporation ("Parallel"), whose address is One Marienfeld Place, Suite 465, Midland, Texas 79701.


Item 2.  Identity  and  Background

     This Schedule is being filed by (1) the Dodge Jones Foundation, a Texas corporation and (2) Julia Jones Matthews ("Matthews"), an individual (individually, a "Reporting Person", and collectively, the "Reporting Persons").

     The principal executive offices of the Dodge Jones Foundation and Matthews are located at 400 Pine, Suite 900, Abilene, Texas 79601.

     The Dodge Jones Foundation was organized under the laws of Texas on December 22, 1954 and is a tax-exempt entity under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended. The Dodge Jones Foundation is engaged in the business of making charitable grants for general benevolent and philanthropic purposes.

     Matthews is the President and a Director of the Dodge Jones
Foundation.

     The name, business address and principal occupation and address of employment of each executive officer, director and controlling person of the Dodge Jones Foundation, including Matthews, is set forth in Exhibit A attached hereto and made a part hereof for all purposes.

     Neither the Dodge Jones Foundation, Matthews nor, to their knowledge, any of the executive officers, directors or controlling persons of the Dodge Jones Foundation has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

     Neither the Dodge Jones Foundation, Matthews nor, to their knowledge, any executive officer, director or controlling person of the Dodge Jones Foundation has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Dodge Jones Foundation or Matthews or any such other person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source  and  Amount  of  Funds  or  Other  Consideration

     On April 8, 1998, Parallel privately placed a total of 600,000 shares of $.60 Cumulative Convertible Preferred Stock (the "Old
Preferred Stock") to a total of eight accredited investors, including the Dodge Jones Foundation and the Julia Jones Matthews Family Trust
(the "Trust"). The Trust is a revocable grantor trust in which Matthews is the sole trustee and sole beneficiary.

     Of the 600,000 shares of Old Preferred Stock sold by Parallel, 170,000 shares were purchased by the Dodge Jones Foundation and 30,000 shares were purchased by the Trust.

     All of the shares of Old Preferred Stock were purchased for cash at a price of $10.00 per share. The purchases were made with available working capital. All of the accredited investors purchased the Old Preferred Stock on the same terms.

     On October 16, 1998, all of the holders of the Old Preferred Stock (including the Dodge Jones Foundation and the Trust) surrendered all of the Old Preferred Stock to Parallel in exchange for Parallel's issuance of a like number of shares of a newly created class of preferred stock, designated as the 6% Convertible Preferred Stock, $0.10 par value per share (the "New Preferred Stock"). After the exchange, the Dodge Jones Foundation was the record holder of 170,000 shares of New Preferred
Stock and the Trust was the record holder of 30,000 shares of New

Preferred Stock. All outstanding shares of the Old Preferred Stock were cancelled by Parallel and restored to the status of authorized but unissued preferred stock.

     The rights, privileges and preferences of the New Preferred Stock are substantially identical to the Old Preferred Stock, except that the initial conversion price of the New Preferred Stock is $3.50 per share, while the initial conversion price of the Old Preferred Stock was $6.40 per share.

     On October 30, 1998, the Company privately placed an additional 374,500 shares of New Preferred Stock. Of the 374,500 shares of New Preferred Stock that were sold by Parallel, 170,000 shares were purchased by the Dodge Jones Foundation and 30,000 shares were purchased by the Trust. Such purchases were made for cash from available working capital at a price of $10.00 per share.

     Dividends of $.60 per share per annum, cumulative from date of issue, are payable semi-annually on June 15 and December 15 of each year, commencing on December 15, 1998. Each share of New Preferred
Stock may be converted at any time after April 21, 1999, at the option of the holder, into 2.8571 shares of Common Stock at an initial conversion price of $3.50 per share, subject to normal anti-dilution adjustments. The New Preferred Stock may be redeemed at the Company's option, in whole or part, after October 20, 1999, for $10.00 per share plus accrued dividends. The New Preferred Stock does not have any voting rights, except as required by applicable law and except that as long as any shares of New Preferred Stock remain outstanding, the holders of a majority of the outstanding shares of the New Preferred Stock may vote on any proposal to change any provision of the New Preferred Stock which materially and adversely affects the rights, preferences or privileges of the New Preferred Stock. The New Preferred Stock is senior to the Common Stock with respect to dividends and on liquidation, dissolution or winding up of the Company. The New Preferred Stock has a liquidation preference of $10.00 per share, plus accrued and unpaid dividends.

     The New Preferred Stock held by the Dodge Jones Foundation is convertible into 971,428 shares of Common Stock. The Dodge Jones Foundation is also the holder of 400,000 shares of Parallel's Common Stock which were acquired prior to 1998 in the open market at an average price of $2.90 per share.

     The New Preferred Stock held by the Trust is convertible into 171,428 shares of Common Stock. The Trust is also the holder and direct beneficial owner of 200,000 shares of Parallel's Common Stock which were acquired in or prior to January, 1998 in open market transactions at prices ranging from $7.00 and below per share, or an average price of $3.73 per share.


Item 4.  Purpose of Transaction

     Parallel consummated the sale of the Old Preferred Stock and the New Preferred Stock for the purpose of using the proceeds from such sales to reduce outstanding bank debt. The net proceeds from the sale of the Old Preferred Stock, approximately $5,941,000, were used by Parallel to reduce its outstanding bank debt. The net proceeds from the sale of the New Preferred Stock, approximately $3,734,000, were also used by Parallel to reduce its outstanding bank debt.

     The shares of Common Stock and New Preferred Stock were acquired by each Reporting Person to increase their respective equity interests in Parallel, which the Reporting Persons believe to be an attractive investment.

     The Dodge Jones Foundation, the Trust or Matthews, or any of them, may in the future acquire or dispose of additional shares of Common Stock for their respective accounts, either through open market or privately negotiated transactions. Any such future decision will be made in light of the then current financial condition and prospects of Parallel, the market price of the Common Stock, general economic conditions, the securities market in general, other investment opportunities, fiduciary considerations, the financial condition of each Reporting Person, the Trust and other relevant factors.

     The Reporting Persons do not have any plans or proposals which relate to or would result in:

               (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Parallel;

               (b) A sale or transfer of a material amount of Parallel's assets;

               (c) Any change in the present board of directors or management of Parallel, including any plans or proposals to change the number or term of Parallel's directors;

               (d) Any material change in Parallel's present capitalization or dividend policy;

               (e) Any other material change in Parallel's business or corporate structure;

               (f) Changes in Parallel's charter or bylaws or other actions which may impede the acquisition of control of Parallel by any person;

               (g) Causing a class of Parallel's securities to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (h) A class of Parallel's equity securities becoming eligible for termination of registration pursuant to Section
     12(g)(4) of the Securities Exchange Act of 1934; or

               (i) Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

     Parallel presently has issued and outstanding a total of 18,331,858 shares of Common Stock.

     The Dodge Jones Foundation is the holder and beneficial owner of 1,371,428 shares of Common Stock, which includes (i) 971,428 shares that may be acquired upon conversion of 340,000 shares of New Preferred Stock and (ii) 400,000 shares of Common Stock owned directly by the Dodge Jones Foundation. The 1,371,428 shares of Common
Stock beneficially owned by the Dodge Jones Foundation represents approximately 7.10% of Parallel's issued and outstanding Common
Stock. The Dodge Jones Foundation has shared voting and investment powers with respect to such shares of Common Stock.

     Matthews is the beneficial owner of (i) 200,000 shares of Common Stock owned directly by the Trust and (ii) 171,428 shares of Common
Stock that may be acquired by the Trust upon conversion of 60,000 shares of New Preferred Stock held directly by the Trust. By virtue of her position as the President and a Director of the Dodge Jones Foundation, Matthews may also be deemed to be the beneficial owner of
(i) the 971,428 shares of Common Stock that may be acquired by the Dodge Jones Foundation upon conversion of the New Preferred Stock held directly by it, and (ii) the 400,000 shares of Common Stock that are owned directly by the Dodge Jones Foundation. Including the 1,371,428 shares of Common Stock beneficially owned by the Dodge
Jones Foundation, Matthews may be deemed to be the beneficial owner of a total of 1,742,846 shares of Common Stock, which represents approximately 8.95% of Parallel's issued and outstanding Common
Stock. However, Matthews disclaims beneficial ownership of all shares of Common Stock beneficially owned by the Dodge Jones Foundation. Excluding the 1,371,428 shares of Common Stock beneficially owned by the Dodge Jones Foundation and as to which Matthews disclaims beneficial ownership, Matthews has beneficial ownership of 371,428 shares of Common Stock, or approximately 2.00% of Parallel's issued and outstanding Common Stock. Matthews has sole voting and investment powers with respect to 371,428 shares of Common Stock held in the name of the Trust, and may be deemed to have shared voting and investment powers with respect to the 1,371,428 shares of Common Stock beneficially owned by the Dodge Jones Foundation.

     Although the number of shares of Common Stock beneficially owned by the Reporting Persons does not constitute a majority of the outstanding shares of Common Stock, the Reporting Persons may nonetheless beneficially own a sufficient number of shares of Common Stock to influence control of Parallel.

     To the best knowledge of the Dodge Jones Foundation and Matthews, no executive officer or director of the Dodge Jones
Foundation and no associate of the Dodge Jones Foundation or Matthews owns or has a right to acquire, directly or indirectly, any shares of Common Stock, except that Joseph E. Canon, the Executive Director of the Dodge Jones Foundation, has direct beneficial ownership of 22,300 shares of Common Stock.

     No transactions in the Common Stock were effected during the past 60 days by the Dodge Jones Foundation or Matthews or, to the best knowledge of the Dodge Jones Foundation and Matthews, by any executive officer, director or affiliated person of the Dodge Jones Foundation or Matthews, or by any subsidiary of the Dodge Jones
Foundation or by any executive officer, director or affiliated person of any such subsidiary.

     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer


          Not applicable.


Item 7.  Material to be Filed as Exhibits

        Exhibit A  Name, residence address and present principal
                   occupation and address of employment of each executive officer, director and controlling person of the Dodge Jones Foundation.

                            Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule is true, complete and correct.


                                   DODGE JONES FOUNDATION



                                   By:  /s/ Joseph Edwin Canon
                                        ------------------------
                                        Joseph Edwin Canon,
                                          Executive Director

                            Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule is true, complete and correct.


                                        /s/ Julia Jones Matthews
                                        ------------------------
                                        Julia Jones Matthews

                             EXHIBIT A



     The table below sets forth the name, residence address and present principal occupation and address of employment of the executive officers, directors and controlling persons of the Dodge Jones Foundation.


                                      Present Position
Name and                              with Dodge Jones       Present Principal Occupation and
Business Address        Citizenship      Foundation                Address of Employment
----------------        -----------   ----------------       ---------------------------------

Julia Jones Matthews       U.S.       President and Director  Investments and Philanthropic
400 Pine, Suite 900                                             Activities
Abilene, Texas 79601                                          400 Pine, Suite 900
                                                              Abilene, Texas  79601

Joseph E. Canon            U.S.       Executive Director      Executive Director of Dodge
400 Pine, Suite 900                                             Jones Foundation
Abilene, Texas 79601                                          400 Pine, Suite 900
                                                              Abilene, Texas  79601

Melvin W. Holt             U.S.       Vice President          Office Manager
400 Pine, Suite 900                                           Dodge Jones Foundation
Abilene, Texas 79601                                          400 Pine, Suite 900
                                                              Abilene, Texas  79601

Lawrence E. Gill           U.S.       Vice President          Grant Administrator
400 Pine, Suite 900                                           Dodge Jones Foundation
Abilene, Texas 79601                                          400 Pine, Suite 900
                                                              Abilene, Texas  79601
John A. Matthews, Jr.
2030-A Loop 306            U.S.       Director                Investor/Rancher
San Angelo, Texas 76904                                       2030-A Loop 306
                                                              San Angelo, Texas 76904

Julia Matthews Wilkinson   U.S.       Director                Investor
305 Camp Craft Rd.,                                           305 Camp Craft Rd., Ste. 150
Suite 150                                                     Austin, Texas  78746
Austin, Texas 78746
